UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-35571

Gold Standard Ventures Corp.
(Name of Registrant)

Suite 610 - 815 West Hastings Street,
Vancouver, B.C., Canada V6C 1B4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP General Counsel & Corporate Secretary

Date: May 11, 2020

EXHIBIT INDEX

EXHIBITS 99.1 TO 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-225539) (THE “REGISTRATION STATEMENT”), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED. EXHIBITS 99.3 THROUGH 99.13 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENT, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

Exhibit	Description

Exhibit 99.1	Condensed Interim Consolidated Financial Statements (Unaudited) for the Three Months ended March 31, 2020.
Exhibit 99.2	Management Discussion and Analysis for the Three Months ended March 31, 2020.
Exhibit 99.3	Consent of Art Ibrado
Exhibit 99.4	Consent of Matthew Sletten
Exhibit 99.5	Consent of Steven Ristorcelli
Exhibit 99.6	Consent of Michael Dufresne
Exhibit 99.7	Consent of Michael Lindholm
Exhibit 99.8	Consent of Thomas Dyer
Exhibit 99.9	Consent of Gary Simmons
Exhibit 99.10	Consent of Carl Defilippi
Exhibit 99.11	Consent of Richard DeLong
Exhibit 99.12	Consent of Kenneth Myers
Exhibit 99.13	Consent of Steven Koehler